UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42712

HAPPY CITY HOLDINGS LIMITED

(Translation of registrant’s name into English)

30 Cecil Street
#19-08 Prudential Tower
Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Happy City,” “we,” “us” and “our” refer to Happy City Holdings Limited and its subsidiaries.

Appointment of Directors; Compensatory Arrangements with Directors

On December 15, 2025, the board of directors of the Company (the “Board”) increased the size of the Board by one director, pursuant to amended and restated memorandum and articles of association of the Company, and approved the appointment of Mr. Sicheng, LIU (“Mr. Liu”), age 31, as an independent director of the Company, effective December 15, 2025.

Mr. Liu accepted the positions. Pursuant to the independent director agreement between Mr. Liu and the Company, Mr. Liu hold such office until the director’s earlier death, disqualification, resignation or termination from office in accordance with the director agreement, the amended and restated memorandum and articles of association of the Company, or any applicable laws, rules, or regulations. In connection with his appointment, Mr. Liu will be entitled to receive the Company’s standard compensation provided to independent directors, pursuant to the independent director agreement between Mr. Liu and the Company.

Mr. Liu will also serve as a member of the audit committee, compensation committee and nominating committee of the Company.

The Board assessed the independence of Mr. Liu under the independence standards under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”) and has determined that Mr. Liu is independent.

The biography for Mr. Liu is set forth below:

Mr. Liu, aged 31, is an independent director of the Company. Mr. Liu is an accomplished human resource professional. From August 2018 to March 2020, Mr. Liu served as a Consultant at Hudson Global Resources in Hong Kong. From March 2020 to August 2020, Mr. Liu serves as the Human Resources and Administration Officer at Kaisa Group. From September 2020 to April 2024, he advanced as the Global Human Resources Business Partner at Valuable Capital Group, with the assignment to Saudi Arabia during 2023-2024. In June 2024, he joined Haitong International Securities as the Human Resources Business Partner Manager, responsible for talent management, strategic planning, and international HR operations. Mr. Liu obtained the Master of Arts in Chinese Culture from the Hong Kong University of Science and Technology in 2018 and the Bachelor of Arts in English from Hainan University in 2016.

Mr. Liu does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The foregoing description of the independent director agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Director Offer Letter attached hereto as Exhibits 10.1, which is incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2025	Happy City Holdings Limited

	By:	/s/ Suk Yee, Kwan
	Name:	Suk Yee, Kwan
	Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Mr. Sicheng, LIU

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